October 26, 2022

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Energy & Transportation
Washington, D.C. 20549

RE:    ALLETE, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2021
    Filed February 16, 2022
    File No. 001-03548

Dear Mr. Horowitz:

Set forth below is the response of ALLETE, Inc. to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter to the Company dated September 21, 2022 (the “comment letter”). References in this letter to “ALLETE”, “we”, “us”, “our”, or the Company mean ALLETE, Inc. Capitalized terms used but not defined in this letter have the meanings given to such terms in our Form 10-K for the year ended December 31, 2021 (“2021 Form 10-K”).

For convenience of reference, the SEC Staff comments are reprinted below in italics and is followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2021

General

1.We note that you provided more expansive disclosure in your 2021 Corporate Sustainability Report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in these reports.

Company Response:
We provide disclosure in our SEC filings that is required to be disclosed pursuant to applicable SEC rules or regulations as well as to satisfy our obligations under the federal securities laws to provide “material” information to our shareholders and the investing public. Separately, we provide information on our website and in various other public disclosures, including our 2021 Corporate Sustainability Report (“CSR”), regarding our environmental, social and governance (“ESG”) initiatives, to address evolving stakeholder expectations, even when such information is not “material” to investors and is beyond the scope of the information required to be disclosed in our filings with the SEC.

When considering whether to include climate-related information in our filings with the SEC, the Company takes into account applicable SEC rules and regulations, including Item 101, Item 103, Item 105 and Item 303 of Regulation S-K, as well as the SEC’s Compliance and Disclosure Interpretations, available guidance from the Staff (including the SEC’s 2010 Guidance Regarding Disclosure Related to Climate Change) and applicable standards of materiality. We believe that our SEC filings adequately and appropriately inform investors as to material information about our business, strategy, and financial results, including climate-related information.

ALLETE, Inc. 30 West Superior Street, Duluth, Minnesota 55802

Finally, we acknowledge our obligation to continuously review these matters as part of our ongoing disclosure controls and procedures and disclose climate-change related matters in our SEC filings to the extent we determine it is material to investors or disclosure is required pursuant to applicable SEC rules and regulations. At the same time, we appreciate the interest many of our stakeholders have in climate-related information, and we expect to continue providing information about climate change and other ESG topics, which do not rise to the level of materiality required for SEC reporting, through various public disclosures, including on our website and in our CSR.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

2.    We note your disclosure on page 100 stating that you are taking certain steps to address climate change. Revise your disclosure to identify any past and/or future capital expenditures for climate-related projects. As part of your response, provide quantitative information for these types of expenditures for each of the periods for which financial statements are presented in your Form 10-K and for any future periods.

Company Response:
Our regulated utility operations require significant capital investment for replacement, improvement, and expansion each year. These investments not only support the utility service needs of our customers but also enhance safety and system reliability and support our growth in our business. In addition, the Company incurs significant capital investment to build renewable energy facilities for its operations and for the operations of others as disclosed in our 2021 Form 10-K. The Company’s planning, selection, and execution of capital investments incorporates consideration of the needs and concerns of a diverse set of stakeholders including customers, regulators and shareholders, among others. As such, the Company must consider a wide range of needs such as safety, reliability, regulatory requirements, and economic return, which makes it difficult to assign which capital investments are made for specific stakeholders, needs, or concerns such as climate change.

The Company defines climate-related capital expenditures for the purpose of this response as capital investments to lower greenhouse gas emissions in its current operations, prevent and/or mitigate infrastructure damage from climate-related natural disasters, and replace infrastructure damaged by climate-related natural disasters. In 2019, 2020, and 2021, the Company made climate-related capital expenditures totaling $2.8 million, $5.5 million and $7.9 million, respectively. This compares to total capital expenditures of $626.6 million, $657.2 million and $476.4 million in 2019, 2020, and 2021, respectively. The Company did not consider the climate-related capital expenditures material in relation to total consolidated capital expenditures in any year or to its consolidated property, plant, and equipment balances of $4,377.0 million, $4,840.8 million and $5,100.2 million as of December 31, 2019, 2020 and 2021, respectively.

Although not included in the totals above, as they were not made to reduce greenhouse gas emissions in its existing operations, in 2019, 2020 and 2021 the Company made the following capital expenditures and investments to expand its access to and supply of renewable energy at Minnesota Power, increase its renewable energy operations at ALLETE Clean Energy, and increase the renewable energy supply for others as previously disclosed:
•Capital expenditures for its Great Northern Transmission Line of $116.7 million in 2019 and $16.6 million in 2020 which enabled additional hydroelectric power to be purchased from the Manitoba Hydro-Electric Board by Minnesota Power;
•Equity investments in the Nobles 2 wind energy facility of $23.0 million in 2019, $96.4 million in 2020, and $17.6 million in 2021 enabling additional wind energy to be purchased by Minnesota Power;
•Capital expenditures to build the Glen Ullin, South Peak, Diamond Spring, and Caddo wind energy facilities at ALLETE Clean Energy of $349.8 million in 2019, $488.3 million in 2020, and $259.0 million in 2021; and
•Investments of $25.6 million in 2021 at ALLETE Clean Energy to build its Northern Wind, Rock Aetna, and Red Barn wind energy projects for sale to others.

3.    You provide disclosure on page 32 of your Form 10-K regarding your exposure to reputational risk. Please expand this disclosure to address the consequences of reputational risks resulting from operations that produce greenhouse gas emissions, including, but not limited to, impacts to your credit ratings or your ability to access capital.

ALLETE, Inc. 30 West Superior Street, Duluth, Minnesota 55802

Company Response:
We do not believe that reputational risk from our operations that produce greenhouse gas emissions is among the material climate-change related risks that we have faced to date. The Company has not experienced any negative consequences in our credit ratings or ability to access capital due to reputational risks resulting from operations that produce greenhouse gas emissions. The Company continues to maintain investment grade credit ratings from S&P Global Ratings and Moody’s Investors Service, Inc. and neither has identified our operations that produce greenhouse gas emissions as a reputational risk for the Company in their credit rating reports. During 2022, the Company has been able to access capital through the issuance of $75 million principal amount of bonds in August 2022 and an underwritten sale of common stock in April 2022 for net proceeds of $224 million. Despite having operations that produce greenhouse emissions or enable the production of greenhouse gas emissions, the Company has plans which will reduce our reliance on greenhouse gas emissions over time including plans to expand renewable energy supply and achieve coal-free operations by 2035, which will also reduce or mitigate reputational risk in future years. However, we recognize that societal awareness, including from our customers, lenders and shareholders, of climate change is continuously increasing and may lead to reputational risk in the future. Our disclosures will change over time to reflect these increases if they materialize. We intend to enhance our risk factor in our Form 10-K for the year ended December 31, 2022 to more specifically address this reputational risk from operations that produce or enable the production of greenhouse gas emissions as follows (the proposed additions to the risk factor are in bold and italics below):

We are exposed to significant reputational risk.

The Company could suffer negative impacts to its reputation as a result of operational incidents, violations of corporate compliance policies, regulatory violations, operations that produce or enable the production of greenhouse gas emissions, or other events which may result in negative customer perception, increased regulatory oversight, and negative consequences to our credit ratings and ability to access capital, each of which could have an adverse effect on our financial position, results of operations and cash flows.

4.    We note your disclosure on pages 32-33 regarding the physical risks of climate change. If material, further discuss the physical effects of climate change on your operations and results. This disclosure may include quantification of weather-related damages to your property or operations and weather-related impacts on the cost or availability of insurance. Include quantitative information with your response for each of the periods covered by your Form 10-K and, as applicable, tell us about expectations for future periods.

Company Response:
The Company notes that it routinely incurs weather-related damages to its property and operations as part of its utility operations for such items as storm response to damaged transmission and distribution lines. The Company does not consider these routine storm response costs to be related to climate change. The Company did not identify material impacts from the physical effects of climate change in 2019, 2020 and 2021, or weather-related damages to property or operations that it considered a result of climate change. Weather-related costs not considered the result of climate change amounted to $0.1 million in 2019, $1.9 million in 2020, and $1.6 million in 2021 and were mostly related to weather-related damage to transmission lines. In addition, the Company has not identified any material weather-related impacts on the cost or availability of insurance, although we have experienced increasing rates and deductibles for property insurance, and lower sub-limits for natural perils such as flooding and severe storms, with a larger impact at wind energy facilities located in areas more susceptible to these weather events. The Company’s property insurance premiums were $5.8 million in 2019, $7.2 million in 2020, and $9.8 million in 2021. Over this same period, the Company’s property, plant, and equipment balances increased over $700 million which has also contributed to the higher property insurance premiums. As such we are unable to attribute the increase in property insurance premiums solely to weather-related impacts. These weather-related damages and property insurance premiums compared to operating and maintenance expense of $264.3 million in 2019, $252.0 million in 2020, and $259.2 million in 2021. As part of our disclosure controls and procedures, the Company evaluates the impacts of weather-related damages for disclosure, and discloses those impacts when material. For example, the Company disclosed in its Form 10-Ks for the years ended December 31, 2012, 2013 and 2014, the weather-related damages resulting from the impact of record rainfall and flooding that impacted its St. Louis River hydro system with total resulting capital expenditures of approximately $90 million, net of insurance, to return its Thomson hydro generating facility to operation.

ALLETE, Inc. 30 West Superior Street, Duluth, Minnesota 55802

5.    You state that your businesses are in substantial compliance with currently applicable environmental regulations. Please tell us about and quantify compliance costs related to climate change your businesses have incurred during the last three years.

Company Response:
Our businesses are subject to regulation of environmental matters by various federal, state and local authorities; however, the Company is not currently subject to any compliance requirements for climate change such as the regulation of greenhouse gas emissions although the Company is subject to the State of Minnesota’s renewable energy standard established in 2007. The Minnesota renewable energy standard requires 25 percent of electric utilities’ retail and municipal energy sales be from renewable energy sources by 2025. The Company achieved compliance beginning in 2015 with Minnesota’s renewable energy standard. As such, the Company did not incur any compliance costs related to climate change in 2019, 2020 and 2021. The Company notes that this may change in the future since, as disclosed in our Form 10-Q for the quarter ended June 30, 2022, the United States Environmental Protection Agency (EPA) has indicated that it intends to issue a proposed rule in early 2023 with emission guidelines for states to follow and implement standards of performance for greenhouse gas emissions from existing fossil fuel-fired electric generating units. The Company will continue to monitor any related guidelines and rulemakings issued by the EPA or state regulatory authorities, and will update disclosures as necessary to include material qualitative and quantitative information regarding compliance.

6.    We note the reference to the sale of renewable energy credits on page 81 of your Form 10-K. Please tell us about the purchase or sale of carbon credits or offsets and the effects on your business, financial condition, and results of operations. Provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 10-K and amounts budgeted for future periods.

Company Response:
The Company did not purchase or sell any carbon credits or offsets in any period presented in our 2021 Form 10-K, and the Company has not budgeted any purchase or sale of carbon credits or offsets in future periods.

We appreciate your assistance in this matter and will be pleased to provide additional information you may need. We believe this letter responds adequately to your comment, but if you have any further questions or comments regarding this letter on our 2021 Form 10-K, filed on February 16, 2022, please contact me at 218-355-3533 or at smorris@allete.com.

Sincerely,

/s/ Steven W. Morris

Steven W. Morris
Senior Vice President and Chief Financial Officer
ALLETE, Inc.

cc: Anuja A. Majmudar, Attorney-Adviser
Ethan Horowitz, Accounting Branch Chief
Bethany M. Owen, Chair, President and Chief Executive Officer

ALLETE, Inc. 30 West Superior Street, Duluth, Minnesota 55802